September 19, 2007

Mellissa Campbell Duru, Attorney Advisor
United States Securities and Exchange Commission
Washington, DC  20549

Re: The Hershey Company
Definitive Proxy Statement on Schedule 14A
Filed: March 16, 2007
File No. 000-00183

Dear Ms. Duru:

This letter confirms our telephone conversation of September 14, 2007.  During that conversation, you agreed to extend, until October 31, 2007, the deadline for The Hershey Company (the “Company,” “we” or “our”) to respond to the August 21, 2007 comment letter (“Comment Letter”) from the Division of Corporation Finance, Securities and Exchange Commission (“SEC”) regarding executive compensation and other related disclosure in our 2007 Proxy Statement on Schedule 14A.

As I explained to you during the telephone conversation, we intend to solicit the input of members of the Compensation and Executive Organization Committee (“Committee”) of our Board of Directors in developing our formal response to the Comment Letter.  The Committee will provide this input as part of its regularly scheduled meeting in early October.  Following that meeting, we will finalize our response and circulate a final draft to the Committee for approval.  Once final approval is received, we will forward the response to the SEC.  This process will be completed at the earliest possible date, but in any event no later than October 31, 2007.

Thank you for providing us with sufficient additional time to prepare our response to the Comment Letter.

Sincerely,

/s/ Steven J. Holsinger
Steven J. Holsinger
Vice President,
Governance and Compliance